May 27, 2016

FILED ON EDGAR

Folake Ayoola

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: American Housing Income Trust, Inc.

Registration Statement on Form S-11

Response to Comment dated May 26, 2016

File No. 333-208287

Dear Ms. Ayoola:

This letter constitutes a supplement to the response to comment letter dated May 26, 2016 submitted by the Commission to American Housing Income Trust, Inc. (the “Company”).

General

1. We have reviewed your response and note your statement that “[t]he Company ceased being a shell company effective July 7, 2015.” In this regard, we note that you were a shell company less than 12 months ago, your selling shareholders received their shares while you were a shell company or recently thereafter, and the shares being sold represent all or almost all of your outstanding shares not held by affiliates. As such, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 137.01. Because the offering is deemed to be an indirect primary offering by the company through selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure is the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus. Please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: The Company has reviewed this Comment, and has made the necessary revisions to the seventh amendment to its registration statement on Form S-11.  On May 11, 2016, the Company had submitted its response to a series of comments made by the Commission related to the Comment, above. The Company amended its response on May 13, 2016 to account for an oral comment made by the Commission. In the interests of efficiency, on May 18, 2016, the Company had submitted for review a proposed Seventh Amendment to its registration statement on Form S11/A, which incorporated revisions consistent with the Company’s May 13, 2016 responses. The Company did not receive a response from the Commission upon submission, nor did it expect or anticipate a response. It was sent merely as a courtesy to the Commission and in the interests of an efficient administrative review. Upon receipt of this Comment, the Company made the following amendments to the proposed Seventh Amendment on Form S11/A that had been sent by email on May 18, 2016:

In the second paragraph on page 3:

The Selling Shareholders intend on selling their respective shares for the fixed price of $3.75 per share for the duration of the offering. The Selling Shareholders are deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. ~~, subject to the post-effective amendment disclosure set forth below. The Selling Shareholders are not deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. The Selling Shareholders purchased their shares for their own account, and not with a view to, or to offer or sell on behalf of the issuer, i.e. the Company, or in connection with, the distribution to the public or in direct or indirect participation in any such undertaking. The Selling Shareholders are not selling their securities under this registration on behalf of the registrant, i.e. the Company.~~ The current pricing of the Selling Shareholders’ shares on a fixed price is based on management’s intention of facilitating its direct public offering and to deploy funds from the direct public offering consistent with its prospectus. ~~We may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.~~

In the chart related to Selling Shareholders in the line item titled, “Terms of the Offering”:

The Selling Shareholders may sell their shares at the fixed price of $3.75 per share during the term of this offering. ~~The Company may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.~~

In the first paragraph on page 94:

The Company's current shareholders hold an aggregate amount of 7,565,417 issued and outstanding shares. On January 12, 2016, Tech Associates and the Company entered into a Mutual Release whereby, amongst other things, Tech Associates agreed to release any and all rights, title and interest to its previously issued shares, i.e. 24,000 shares of common stock. This Mutual Release was delivered to the Company's transfer agent for cancellation. Other than those shares identified herein as being held by the Selling Shareholders, the Company is not registering or selling other shareholder's respective shares through this Prospectus. The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders. The Selling Shareholders have no agreement with any underwriters with respect to the sale of their shares. The Selling Shareholders intend on selling their respective shares for the fixed price of $3.75 per share for the duration of the offering~~, subject to the post-effective amendment disclosure on the prospectus cover~~. The Selling Shareholders are ~~not~~ deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. ~~The Selling Shareholders are not selling their securities under this registration on behalf of the registrant, i.e. the Company~~. ~~The Company has determined, at this time, to set a fixed price on those shares being registered herein as Selling Shareholder shares.~~ The current pricing of the Selling Shareholders’ shares on a fixed price is based on management’s intention of facilitating its direct public offering and to deploy funds from the direct public offering consistent with its prospectus. ~~We may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.~~

In the last paragraph on page 97:

~~Finally, in the event of a post-effective amendment whereby the Company amends the fixed price of $3.75 per share during the offering, and registers the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions, broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share, or any other method permitted pursuant to applicable law.~~

In the second to last paragraph on page 97:

The Selling Shareholders may use a variety of methods when selling shares. They may engage in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers. They may block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction. The shares may be purchased by a broker-dealer as principal and resale by the broker-dealer for its account. They might elect to engage in an exchange distribution in accordance with the rules of the applicable exchange. Finally, they might engage in privately negotiated transactions or broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at ~~a stipulated~~ the fixed price per share set forth herein, or any other method permitted pursuant to applicable law.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of the Chief Executive Officer and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard

Jeff Howard

Chief Executive Officer

President

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